Exhibit 99.77(C)

ITEM 77C - Matters submitted to a vote of security holders

  An annual meeting of shareholders of Voya Infrastructure, Industrials and Materials Fund was held July 2, 2014 to: 1) elect 4 nominees to the Board of Trustees of Voya Infrastructure, Industrials and Materials Fund.

	Proposal	Shares Voted For	Shares Voted Against or Withheld	Shares Abstained	Broker non-vote	Total Shares Voted
J. Michael Earley	1	16,300,615.000	1,116,153.000	0.000	0.000	17,416,768.000
Patrick W. Kenny	1	16,245,110.000	1,171,658.000	0.000	0.000	17,416,768.000
Shaun P. Mathews	1	12,890,564.000	4,526,204.000	0.000	0.000	17,416,768.000
Roger B. Vincent	1	16,242,556.000	1,174,212.000	0.000	0.000	17,416,768.000

Proposal passed.